[redacted]

SEC 08033215 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 28 2008
Washington, DC
110

SEC FILE NUMBER
8- 38452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2007 (MM/DD/YY) AND ENDING 09/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTCO INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 HEMPSTEAD AVE
(No. and Street)

LYNBROOK	NY	11563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES G. WESTMACOTT (516) 593-5070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GALLO + COMPANY, CPA'S, LLP
(Name – *if individual, state last, first, middle name*)

420 JERICHO TURNPIKE	JERICHO	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES G. WESTMACOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTCO INVESTMENT CORP, as of SEPTEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

WILLIAM P. WARD
Notary Public, State of New York
No. 4941823
Qualified in Nassau County
Commission Expires Sept. 6, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westco Investment Corp.

FINANCIAL STATEMENTS

September 30, 2008

Westco Investment Corp.

- Table of Contents -

Gallo & Company CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Shareholders of
Westco Investment Corp.

We have audited the accompanying balance sheet of Westco Investment Corp., as of September 30, 2008, and the related statement of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westco Investment Corp., as of September 30, 2008, and the related statement of income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The information contained on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Gallo & Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

November 13, 2008

Westco Investment Corp.

Balance Sheet
September 30, 2008

ASSETS

Current Assets	
Cash	$ 7,953
Commissions receivable	11,223
Marketable securities	29,500
Total Current Assets	48,676
Fixed Assets	
Furniture, fixtures, and equipment, less Accumulated depreciation of $25,045	5,906
Other Assets	
Security deposits	1,200
TOTAL ASSETS	$ 55,782

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$ 6,608
Accrued expenses	13,894
Total Current Liabilities	20,502
Shareholder's Equity	
Common stock (200 shares authorized, no par value, 100 shares issued and outstanding)	51,000
Paid in capital	43,800
Retained deficit	(59,520)
Total Shareholder's Equity	35,280
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 55,782

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Income
For the Year Ended September 30, 2008

REVENUE	
Commissions	$ 225,387
Interest and dividends	928
Loss on securities	(12,060)
TOTAL REVENUE	214,255
EXPENSES	
Commissions	40,073
Salaries	140,227
Insurance	8,882
Rent	22,293
General and administrative	6,020
Depreciation	1,477
Professional fees	8,151
Dues and subscriptions	7,610
Computer services	3,903
Telephone	2,498
Payroll and corporate taxes	11,685
Utilities	1,286
Pension expense	6,148
Consulting	1,562
TOTAL EXPENSES	261,815
NET LOSS BEFORE PROVISION FOR TAXES	(47,560)
PROVISION FOR TAXES	
State Corporate taxes	167
NET LOSS	$ (47,727)

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2008

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Shareholder's Equity October 1, 2007	$ 51,000	$ 46,900	$ (11,793)	$ 86,107
Return of Capital	-0-	(3,100)	-0-	(3,100)
Net Loss-September 30, 2008	-0-	-0-	(47,727)	(47,727)
Shareholder's Equity September 30, 2008	$ 51,000	$ 43,800	$ (59,520)	$ 35,280

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Cash Flows

For the Year Ended September 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (47,727)
Adjustments to Reconcile Net Income to Net	
Cash Used in Operating Activities	
Depreciation	1,477
Increase in security deposits	(1,200)
Loss on securities	12,060
Decrease in commissions receivable	9,964
Decrease in commissions payable	(6,824)
Decrease in accrued expenses	(442)
NET CASH USED IN OPERATING ACTIVITIES	(32,692)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of fixed assets	(7,383)
Sale of securities	28,621
NET CASH PROVIDED BY INVESTING ACTIVITIES	21,238

CASH FLOWS FROM FINANCING ACTIVITIES

Return of capital	(3,100)
NET CASH USED IN FINANCING ACTIVITIES	(3,100)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(14,554)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,507
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,953

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for State corporate taxes	$ 167

See Notes to Financial Statements.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full service broker dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 2 - INCOME TAXES

The Company has a net operating loss carry forward of $57,681 expiring at various dates through September 30, 2027.

Note 3 - CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $100,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 30, 2008, deposits did not exceed the $100,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 - FIXED ASSETS

Fixed assets at September 30, 2008 consists of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	(25,045)
Book value	$ 5,906

Depreciation expense is $1,477 for the year ended September 30, 2008.

Note 5 - TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis.

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2008, the Company had net capital of $23,813, which was $18,813 in excess of its required net capital of $5,000.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
September 30, 2008

CREDITS	
Shareholder's equity	$ 35,280
TOTAL CREDITS	35,280
DEBITS	
Non-allowable security deposits	1,200
Furniture, fixtures, equipment (net accumulated depreciation of $25,045)	5,906
TOTAL DEBITS	7,106
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	28,174
Less: Haircuts on securities	4,361
NET CAPITAL	23,813
Minimum net capital requirements of the greater of $ 5,000 or 6-2/3% of aggregate indebtedness (Note 6)	5,000
Excess in Net Capital	$ 18,813
Excess Net Capital at 1000% (Net capital - 10% AI)	$ 21,762
Total Aggregate Indebtedness	$ 20,502
Percentage of Aggregate Indebtedness to Net Capital	86%

See Notes to Financial Statements.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
Reconciliation of Computation of Net Capital Rule 15c3-1
Pursuant to Rule 17a-5(d)(4)
September 30, 2008

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

Net Capital Per Unaudited Focus Report	$ 23,813
Adjustments to Net Capital	
Accrued expenses	-0-
Net Capital Per Audited Focus Report	$ 23,813

	Unaudited Focus 9/30/08	Audited Focus 9/30/08
Net Capital	$ 23,813	$ 23,813
Minimum Net Capital at 6-2/3% of AI	5,000	5,000
Excess Net Capital	18,813	18,813
Excess Capital at 1000%	21,762	21,762
Total Aggregate Indebtedness (AI)	20,502	20,502
Percentage of AI to Net Capital	86%	86%

See Notes to Financial Statement.

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through Securities Service Network, Inc. on a fully disclosed basis. In the opinion of the management of Westco Investment Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended September 30, 2008.

See Notes to Financial Statement.

Gallo & Company CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

Westco Investment Corp.
Additional Information
Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
September 30, 2008

To the Board of Directors
and Shareholders of
Westco Investment Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Westco Investment Corp. (the "Company") for the year ended September 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gallo & Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

November 13, 2008

END